

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 15, 2005

Mr. Michael A. Bardell
Chief Financial Officer
Dynamic Oil & Gas, Inc.
#230-10991 Shellbridge Way
Richmond, British Columbia V6X 3C6
Canada

> **Re: Dynamic Oil & Gas, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Response Letter dated August 9, 2005**
> **File No. 0-17551**

Dear Mr. Bardell:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Engineering Comments

Estimated Reserves of Crude Oil, Natural Gas and Natural Gas Liquids, page 28

1.   As to response number 1 of you letter dated August 9, 2005 it appears that reserves were assigned based on decline curve analysis of only short term production data. Tell us how past depletion was accounted for in each case and

       tell us the calculated recovery factors when taking the 2003 proved reserve estimates for these wells and offset wells into account. We may have further comments.

2.   Regarding response number 2 the rules for 20-F filers require the calculation of proved reserves under Rule 4-10(a) of Regulation S-X. Our rules also will allow the disclosure of probable reserves where the home jurisdiction has a law requiring the disclosure of probable reserves. However, this does not alleviate the necessity to calculate proved reserves under Rule 4-10(a) of Regulation S-X. As previously requested, please revise your document to reconcile the reported reserves with those calculated under Rule 4-10(a) of Regulation S-X.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Also, file the response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

                                  Sincerely,

                                  H. Roger Schwall
                                  Assistant Director